PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES CONTRACT FOR DRONES WITH AI MONITORING OF ENDANGERED SPECIES AND POACHER IDENTIFICATION IN MADAGASCAR

Plymouth, Massachusetts - July 13, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing detection apparatus and unmanned technologies, is pleased to announce a contract for the sale and delivery of Unmanned Aircraft Systems (UAS) to the Durrell Wildlife Conservation Trust ("Durrell") to perform critical environmental operations in Madagascar.

At the beginning of 2019, a team of conservationists from Durrell, alongside researchers from Liverpool John Moores University (LJMU) visited Lac Alaotra to trial the use of drone-based thermal infrared cameras as a new way of monitoring the lemurs and identifying any potential poachers. Thermal or infrared imaging is the process of taking digital pictures with a specialized camera, which record infrared or heat radiation as opposed to visible light. In short, the drone would fly over large areas of otherwise inaccessible marshes and detect the lemurs from their body heat, making them much easier to spot and allowing the team to obtain more accurate estimates of their population size. In a single 20-minute flight, the drone was able to cover a greater area of the marsh than a canoe team could cover in two days, hugely increasing the efficiency of the surveys.

The infrared trial had an immediate measurable impact on efficiencies to aid Durrell's work towards rebuilding healthy wetlands for wildlife, and the people that rely on them. The team immediately envisaged how this exciting technology could be adapted for use at other sites and with other species in Madagascar.

Due to the success of this trial, the team received a large research grant from United Kingdom Research Innovation (UKRI) to continue the development of this monitoring system.

https://www.durrell.org/wildlife/news/eyes-sky-using-drones-monitor-lemur-populations/

"This project captivated the entire PRT/Tetra team" stated Carl Cagliarini, Chief Strategy Officer of Plymouth Rock Technologies. "We are honored to have been chosen to supply our UAS technologies to this project and are thrilled to working with Durrell and LJMU / AI Conservation. AI being used to assist in endangered species conservation is a tremendously important technology application. We also look forward to further collaboration with the team at AI Conservation on both their future efforts and other projects that we have identified that can leverage their capabilities," concluded Cagliarini.

Durrell Wildlife Conservation Trust is an international charity working to save species from extinction. Headquartered at Jersey Zoo in the Channel Islands, Durrell focuses on the most threatened species in the most threatened places.

Established by author and conservationist, Gerald Durrell, in 1959, Durrell's overall aim is for more diverse, beautiful and resilient natural landscapes in which species can thrive and people can enjoy a deeper connection with nature. Their approach concentrates on the rewilding of animals, the rewilding of ecosystems and the rewilding of people.

www.durrell.org

About LJMU

LJMU an ambitious and forward - thinking institution that challenges convention and believes passionately in the concept of 'One University' - a community working together to achieve common student-centered objectives within a clear strategy. Their vision is to be recognised as a modern civic university delivering solutions to the challenges of the 21st century.

www.ljmu.ac.uk/about-us/faculties/faculty-of-science/school-of-biological-and-environmental-sciences

About Conservation AI

Conservation AI aims to harness machine learning for various conservation projects. At present we focus on detecting and classifying animals, humans, and man-made objects indicative of poaching (e.g. cars, fires). We focus work with images from visual spectrum and thermal infrared cameras that are used on drones or in camera traps. The aim is to provide a user-friendly workflow that can allow for near-real time detection/classification and non-real time detection/classification.

The conservation AI site allows you to upload your media for automatic species detection using our AI models. Using the site you can upload single files or batch upload files to create an online library of classified data all in one place. The conservation AI platform also supports real-time uploads from devices such as camera traps to enable the real-time detection and classification of animal species.

www.conservationai.co.uk

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

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